11017149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 24 2011
Washington, DC
124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duncan-Williams, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6750 Poplar Avenue, Suite 300
(No. and Street)

Memphis	TN	38138
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Reid (901) 260-6804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

999 South Shady Grove Road, Suite 400	Memphis	TN	38120
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Duncan F. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Duncan-Williams, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DEBRA S. SMITH STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

MY COMMISSION EXPIRES: 01-12-2013

Debra S. Smith

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Duncan-Williams, Inc. and Subsidiaries

Index

December 31, 2010

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

The Board of Directors
Duncan-Williams, Inc. and Subsidiaries
Memphis, Tennessee

We have audited the accompanying consolidated statement of financial condition of Duncan-Williams, Inc. and Subsidiaries (the "Company") as of December 31, 2010, and the related consolidated statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duncan-Williams, Inc. and Subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the consolidating schedules and Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Memphis, Tennessee
February 22, 2011

Dixon Hughes PLLC

999 S. Shady Grove Road, Suite 400
Memphis, TN 38120
Ph. 901.761.3000 Fx. 901.761.9667
www.dixon-hughes.com

Duncan-Williams, Inc. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2010

Assets

Cash		$ 603,414
Cash segregated under federal regulations		185,043
Receivable from brokers or dealers and clearing organization		7,367,834
Securities owned, at market value		91,786,590
Securities owned, not readily marketable		40,500
Furniture, equipment and leasehold improvements		1,221,705
Other Assets:		
Accrued interest on securities owned	$ 338,725	
Commissions, claims and other receivables	1,485,951	
Goodwill and intangible assets	579,457	
Deferred income taxes	269,800	
Other receivables and miscellaneous	1,161,734	3,835,667
		$ 105,040,753

See notes to accompanying financial statements.

Liabilities and Stockholders' Equity

Liabilities:				
Payable to brokers or dealers and clearing organization			$	15,000
Securities sold, not yet purchased, at market value				70,366,991
Other Liabilities:				
Accounts payable	$	381,783		
Income taxes payable		38,707		
Deferred income taxes		335,996		
Accrued expenses and other		5,556,609		6,313,095
				76,695,086
Stockholders' Equity:				
Common stock:				
Class A (nonvoting) - authorized 1,000,000 shares issued and outstanding 710,000 shares with par value of $10 a share				7,100,000
Class B (voting) - authorized 6,000 shares, issued and outstanding 1,307 shares with par value of $1 a share				1,307
Additional paid-in capital				1,271,572
Retained earnings				19,972,788
				28,345,667
			$	105,040,753

Duncan-Williams, Inc. and Subsidiaries

Consolidated Statement of Operations

For the Year Ended December 31, 2010

Revenues		
Commissions earned	$	153,228
Commissions on listed options		18,678
Other commissions		56,103
From trading in debt securities		41,341,494
From all other trading		138,348
Profits or losses from underwriting		4,187,317
Margin interest		13,195
Sales of investment company shares		529,539
Fees for account supervision		720,539
Research services		438,656
Commodities loss		(1,008,559)
Other revenue related to securities		2,745,629
Other		183,070
		49,517,237
Expenses		
Registered representatives' compensation		31,662,876
Clerical and administrative employees' compensation		2,082,950
Stockholder compensation		981,825
Clearance paid to brokers		1,141,977
Communications		3,079,689
Occupancy and equipment rental		1,451,100
Promotional		1,729,857
Interest		890,440
Losses in error		11,236
Data processing costs		496,353
Regulatory fees		463,612
Other operating		1,462,366
		45,454,281
Income before federal and state income tax expense		4,062,956
Federal and state income tax expense		1,319,920
Net income	$	2,743,036

See notes to accompanying financial statements.

Duncan-Williams, Inc. and Subsidiaries

Consolidated Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2010

	Common Stock						
	Shares	Class A Nonvoting	Shares	Class B Voting	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2010	700,000	$ 7,000,000	1,307	$ 1,307	$ 1,000,000	$ 18,984,752	$ 26,986,059
Dividends paid	-	-	-	-	-	(1,755,000)	(1,755,000)
Issuance of stock	10,000	100,000	-	-	271,572	-	371,572
Net income	-	-	-	-	-	2,743,036	2,743,036
Balance at December 31, 2010	710,000	$ 7,100,000	1,307	$ 1,307	$ 1,271,572	$ 19,972,788	$ 28,345,667

See notes to accompanying financial statements.

Duncan-Williams, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2010

Cash Flows from Operating Activities:		
Net income	$	2,743,036
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for doubtful accounts		44,586
Depreciation		418,681
Deferred income taxes		(43,898)
Loss on equipment disposals		14,031
Changes in assets and liabilities:		
Cash segregated under federal regulations		(264)
Receivable from/payable to brokers or dealers and clearing organization		(49,858,894)
Securities owned, at market value		7,441,206
Securities owned, not readily marketable		(18,354)
Accrued interest, commissions and claims		(159,353)
Other receivables and miscellaneous		(243,790)
Securities sold, not yet purchased		42,108,676
Accounts payable, accrued expenses and other liabilities		353,196
Income taxes payable		(122,993)
Net cash provided by operating activities		2,675,866
Cash Flows from Investing Activities:		
Furniture, equipment and leasehold improvements purchases		(229,261)
Proceeds from the sale of fixed assets		1,414
Acquisition of a division from registered broker-dealer (Note 13)		(600,000)
Advances on notes receivable agreements		(177,763)
Payments on notes receivable agreements		88,387
Net cash used in investing activities		(917,223)
Cash Flows from Financing Activities:		
Issuance of common stock		371,572
Dividends paid		(1,755,000)
Net cash used in financing activities		(1,383,428)
Increase in cash		375,215
Cash at beginning of year		228,199
Cash at end of year	$	603,414
Supplemental disclosures of cash flows information:		
Interest payments	$	873,849
Federal and state income tax payments	$	1,542,911

See notes to accompanying financial statements.

Duncan-Williams, Inc. and Subsidiaries

Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2010

Subordinated borrowings at January 1, 2010	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2010	$ -

See notes to accompanying financial statements.

1. Operations and Organization

Nature of Business

Duncan-Williams, Inc., (the "Company") a Tennessee Corporation, is a securities full service broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Customers' funds and securities are protected to the limits provided by the Securities Investor Protection Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities, which include: obligations of the United States Government, federal government agencies, various state and local governments and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers. Safekeeping services for customer securities are provided by Pershing Clearing Services ("Pershing"), on a fully disclosed basis. These securities are segregated in accordance with rules and regulations of the Securities and Exchange Commission ("SEC") which limits claims only to the owners of such securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Pinnacle Brokerage Service, Inc. and Ofelia Capital, LLC. All material intercompany balances and transactions are eliminated in consolidation. Accounting principles generally accepted in the United States of America requires these subsidiaries to be consolidated; however, FINRA requires the subsidiaries be carried under the equity method as a separate line item on the Company's Form X-17A-5. The consolidating schedules provided in the supplementary information are included so as to reconcile the Company's Form X-17A-5 to financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities and related commission revenues and expenses are recorded on a trade date basis.

Fair Value of Financial Instruments

Certain assets and liabilities are recognized, on a recurring or nonrecurring basis, at fair value. Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability under a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as trading revenues and commodities losses. The Company does not apply hedge accounting as financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in hedge accounting are generally not applicable with respect to these financial instruments. The fair value of swaps is recorded in receivable/payable to broker or dealer and clearing organization. The market values of futures contracts are recorded in inventory.

2. Summary of Significant Accounting Policies (continued)

Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities, consisting of corporate bonds, state, municipal and United States and agencies obligations are valued at fair value. Securities not readily marketable are stated at their estimated fair value. Unrealized gains and losses have been included in income from trading on a trade date basis.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Ordinary expenditures for maintenance and repair costs are expensed as incurred while major additions and improvements are capitalized.

Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. There were no indicators of impairment at December 31, 2010.

Goodwill

The Company evaluates goodwill for impairment on an annual basis, at December 31, and at an interim date if a triggering event occurs. Goodwill impairment is determined by comparing the fair value of a reporting unit to its carrying amount with an impairment being recognized only where the fair value is less than carrying value.

Income Taxes

The Company files a separate return as a member of a controlled group and accounts for income taxes under the liability method whereby deferred tax assets and liabilities are determined based on differences between amounts reported for financial reporting purposes and income tax purposes and based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense/benefit is the current tax payable/refundable for the year plus or minus the net change in the deferred income tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2010. Interest and penalties related to income tax assessments, if any, are reflected in

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

income taxes in the accompanying statement of operations. Fiscal years ending on or after December 31, 2007, remain subject to examination by federal and state tax authorities.

Profits or Losses from Underwriting

Profits or losses from underwriting includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions are recorded on settlement date and underwriting fees at the time the underwriting is completed and the income or loss is reasonably determinable.

Advertising

The costs of general advertising, promotion and marketing programs are expensed as incurred and were $585,853 for the year ended December 31, 2010.

Subsequent Events

The Company has evaluated the effect subsequent events would have on the financial statements through February 22, 2011, which was the date the financial statements were issued.

3. Fair Value Measurements

Prices for money market mutual funds are determined based on transacted amounts and the resulting fair values are categorized as Level 1.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2010.

Assets	Level 1	Level 2	Level 3	Total
Securities owned:				
Money market mutual funds	$ 283,927	$ -	$ -	$ 283,927
Common stocks	19,026	-	-	19,026
U.S. government and agency obligations	27,110,985	54,208,262	-	81,319,267
Corporate obligations	-	1,844,813	-	1,844,813
State and municipal obligations	-	6,448,563	-	6,448,563
Certificates of deposit	-	54,351	-	54,351
Other securities	-	1,816,643	-	1,816,643
Nonmarketable securities	-	40,500	-	40,500
Totals	$27,413,958	$64,413,132	$ -	$ 91,827,090

3. Fair Value Measurement (continued)

Liabilities				
Securities sold, not yet purchased:				
U.S. government and agency obligations	$ 55,864,915	$ 13,403,592	$ -	$ 69,268,507
Corporate obligations	-	1,073,329	-	1,073,329
Certificates of deposit	-	2,955	-	2,955
Other securities	-	22,200	-	22,200
Totals	$ 55,864,915	$ 14,502,076	$ -	$ 70,366,991

4. Cash and Securities Segregated Under Federal Regulations

In accordance with provisions of Rule 15c3-3 of the SEC, cash of $185,043 has been segregated in special accounts. The amount required to be on deposit at December 31, 2010, was $2,968.

5. Receivable from and Payable to Brokers or Dealers and Clearing Organization

The amount receivable from and payable to brokers or dealers and clearing organizations at December 31, 2010, consists of the following:

Receivables:	
Due from clearing organization	$ 7,081,983
Unsecured deposits and other with brokers or dealers	185,851
Unsecured deposit with clearing organization	100,000
	$ 7,367,834
Payables to brokers or dealers and clearing organization	$ 15,000

6. Commissions, Claims and Other Receivables

Included in commissions, claims and other receivables is a note receivable for an advance made to an employee of $851,130. The employee is required to make monthly payments on the outstanding balance based on a percentage of the employee's monthly earnings as defined in the note agreement. Also, during 2010, the Company loaned $250,000 to a stockholder with imputed interest of 3.25%. The Company expects payment of this note during the first quarter of 2011.

The Company records other receivables, which are comprised mainly of former and current employee advances, at their estimated net realizable value. An allowance for doubtful accounts is recorded based upon management's estimate of uncollectible accounts, determined by analysis of specific accounts.

6. Commissions, Claims and Other Receivables (continued)

Delinquent receivables are charged against the allowance when they are determined to be uncollectible by management. The Company also charges interest rates ranging from 1.36% to 12% on outstanding notes receivable. The allowance for doubtful accounts was $181,700 at December 31, 2010.

7. Furniture, Equipment and Leasehold Improvements

Furniture and equipment consisted of the following at December 31, 2010:

Computer software	$ 6,377
Furniture and fixtures	624,398
Leasehold improvements	274,589
Office equipment	2,514,384
	3,419,748
Less accumulated depreciation	(2,198,043)
Total property and equipment	$ 1,221,705

Depreciation expense totaled $418,681 for the year ended December 31, 2010.

8. Goodwill and Intangible Assets

The Company reviews the carrying value of all goodwill by comparing the carrying value of the reporting units to their fair values at least annually or more frequently if circumstances indicate that a possible impairment exists. When determining fair value internally developed discounted cash flow models are utilized. Under the discounted cash flow approach various assumptions, including projections of revenues based on assumed long-term growth rates, estimated costs and appropriate discount rates are used. Estimates of long-term growth and costs are based on historical data, various internal estimates and a variety of external sources, and are developed as part of the routine, long-term planning process. The estimated fair value is then compared to carrying value. If the carrying value is in excess of the fair value, a determination is made as to whether an impairment charge is necessary.

The following is a summary of changes in the carrying amount of goodwill for the year ended December 31, 2010:

Balance as of January 1, 2010	$ 20,000
Goodwill from the purchase of a division of a registered broker-dealer (Note 13)	544,269
Balance as of December 31, 2010	$ 564,269

Also included in goodwill and intangible assets is $15,188 paid during the year ended December 31, 2010, for an internet domain name (duncan-williams.com) with an indefinite life.

8. Goodwill and Intangible Assets (continued)

There were no goodwill or intangible asset impairments for the year ended December 31, 2010.

9. Derivative Financial Instruments and Hedging Activities

At times the Company utilizes interest swap agreements to further manage its interest rate risks whereby the Company agrees to pay a fixed-rate of interest times a notional principal amount and to receive in return an amount equal to a specified variable rate times a notional principal amount. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by an agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract. At December 31, 2010, the Company had settled all its interest rate swap contracts; however, $796,937 was recognized as revenues from trading in debt securities from the Company's utilization of interest rate swap agreements for the year ended December 31, 2010.

10. Common Stock

The Company has both Class A nonvoting and Class B voting stock. Class A stock has preferences to dividends and liquidation. Class B stock is restricted in transfer and redemption price. During the year the Company paid $1,755,000 in dividends to the Class A nonvoting shares. In April 2010, the Company issued 10,000 shares of Class A nonvoting shares at $37.1572 per share and received proceeds of $371,572.

11. Income Taxes

The provision for income taxes consists of the following:

Current:	
Federal	$ 1,116,967
State	246,851
	1,363,818
Deferred:	
Federal	(46,898)
State	3,000
	(43,898)
	$ 1,319,920

Income tax expense differs from the expense computed at the federal statutory rate primarily due to non-deductible meals and entertainment and tax exempt income and expense related to municipal securities.

11. Income Taxes (continued)

The deferred tax asset and liability consist of the following components:

Deferred tax asset:	
Accrued expenses and allowances	$ 269,800
	$ 269,800
Deferred tax liability:	
Property and equipment	$ 315,996
Trade date conversion	20,000
	$ 335,996

12. 401(k) Retirement Savings Plan

The Company provides a qualified deferred compensation plan (401(k) plan) which is available to all employees upon hire date. The Company matches employee contributions to the plan to a maximum of $1,000 for each employee after six months of employment. The retirement expense for the year ended December 31, 2010, was $68,444.

13. Clearing and Joint Selling Agreement and Subsequent Acquisition

During the first half of the year the Company provided clearing and other services for another registered broker-dealer. The Company provided facilities, contacts, registration and other functions needed to clear transactions initiated by the broker-dealer. The type, size, and amount of transactions (including unsold) were contractually limited by mutual agreement. Such transactions were processed through the Company's clearing accounts at Pershing and Pershing treated such transactions as if they were Company transactions.

The Company carried these transactions in its inventory and bore the regulatory Net Capital charges associated therewith. The gross profit generated by such transactions and related interest bought or sold was carried as a liability to the broker-dealer until the Company remitted such funds, less expenses and fees charged by the Company for its services. Such expenses included interest charged to carry unsold securities. The Company and the broker-dealer were responsible for the supervision and compensation of employees entering transactions.

Net fees charged to this broker-dealer by the Company are included in fees for account supervision on the statement of operations. Approximately $250,000 after expenses was generated by these operations during the first half of the year.

Effective July 1, 2010, the Company acquired the division of the registered broker-dealer for which it previously provided clearing services. The cost of the acquisition was $600,000 and after applying purchase proceeds to certain receivables, $544,269 was allocated to goodwill.

14. Commitments and Contingencies

2009 FINRA Examination

The Company received a preliminary report on January 22, 2010; however, the final report from FINRA regarding the 2009 examination is still pending. The report states that the Company was not in compliance with Rule 15c3-1 - Net Capital Requirements and various other regulations due to the Company's clearing and joint selling agreements. If the FINRA examination findings were to be applied to the December 31, 2009, financial statements, the Company's 2009 net capital would increase $323,214 as a result of lower capital charges for haircuts on securities owned, and other immaterial differences could be made. The Company believes the results of the 2009 examination will not materially affect the Company's financial condition nor will it impact any 2010 calculations as the Company acquired the operation under dispute (see Note 13); however, the outcome cannot be reasonably determined.

The Company leases office space under various operating leases through February 2015, with renewal options thereafter. Rent expense for the year ended December 31, 2010, was $868,835.

Future minimum lease payments due under non-cancelable agreements are as follows:

For the Year Ending December 31	Amount
2011	$ 756,748
2012	722,322
2013	220,933
2014	85,146
2015	4,964

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. Management is of the opinion that these matters will not have a material adverse affect on the Company's financial statements.

15. Financial Instruments with Off-Balance Sheet Risks and Concentration of Credit Risk

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

15. Financial Instruments with Off-Balance Sheet Risks and Concentration of Credit Risk (continued)

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities require the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans, and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counterparties could be impacted by changing market conditions which could impair the counterparty's ability to satisfy their obligations to the Company.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2010.

16. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010, the Company had net capital of $20,856,196 which was $20,465,510 in excess of its required net capital of $390,686. Withdrawals of excess net capital, including advances to affiliates, are subject to regulatory approval if the withdrawals exceed 30% of excess net capital over a 30-day period or reduce excess net capital below 25% of deductions from net worth. The Company's net capital ratio was .28 to 1 at December 31, 2010.

17. Annual Report on Form X-17A-5

The annual report to the SEC on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the SEC.

18. Subsequent Events

In January 2011, the Company entered into an agreement to sell their wholly-owned subsidiary, Pinnacle Brokerage Service, Inc. for $159,235 after a $150,000 withdrawal is made by the Company. This transaction is awaiting approval from FINRA and the SEC and will result in a potential gain of approximately $50,000.

Duncan-Williams, Inc. and Subsidiaries

Consolidating Statement of Financial Condition

December 31, 2010

Assets	Duncan-Williams, Inc. *	Pinnacle Brokerage Service, Inc.	Ofelia Capital, LLC	Eliminations	Consolidated Totals
Cash	$ 603,414	$ -	$ -	$ -	$ 603,414
Cash segregated under federal regulations	185,043	-	-	-	185,043
Receivable from brokers or dealers and clearing organization	7,367,834	-	-	-	7,367,834
Securities owned, at market value	91,502,663	257,299	26,628	-	91,786,590
Securities owned, not readily marketable	40,500	-	-	-	40,500
Investment in wholly-owned subsidiaries	385,203	-	-	(385,203)	-
Furniture, equipment and leasehold improvements	1,215,245	-	6,460	-	1,221,705
Other Assets:					
Accrued interest on securities owned	338,725	-	-	-	338,725
Commissions, claims and notes receivables	1,485,951	-	-	-	1,485,951
Goodwill	579,457	-	-	-	579,457
Deferred income taxes	269,800	-	-	-	269,800
Other receivables and miscellaneous	1,061,627	1,936	98,171	-	1,161,734
	$ 105,035,462	$ 259,235	$ 131,259	$ (385,203)	$ 105,040,753

* Agrees to the Duncan-Williams, Inc. Form X-17A-5

Duncan-Williams, Inc. and Subsidiaries

Consolidating Statement of Financial Condition (continued)

December 31, 2010

Liabilities and Stockholders' Equity	Duncan-Williams, Inc. *	Pinnacle Brokerage Service, Inc.	Ofelia Capital, LLC	Eliminations	Consolidated Totals
Liabilities:					
Payable to brokers or dealers and clearing organization	$ 15,000	$ -	$ -	$ -	$ 15,000
Securities sold, not yet purchased, at market value	70,366,991	-	-	-	70,366,991
Other Liabilities:					
Accounts payable	381,678	-	105	-	381,783
Income taxes payable	38,707	-	-	-	38,707
Deferred income taxes	333,800	-	2,196	-	335,996
Accrued expenses and other	5,553,619	-	2,990	-	5,556,609
	76,689,795	-	5,291	-	76,695,086
Stockholders' Equity:					
Common stock	7,101,307	15,000	-	(15,000)	7,101,307
Additional paid-in capital	1,271,572	275,000	-	(275,000)	1,271,572
Retained earnings (deficit)	19,972,788	(30,765)	125,968	(95,203)	19,972,788
	28,345,667	259,235	125,968	(385,203)	28,345,667
	$ 105,035,462	$ 259,235	$ 131,259	$ (385,203)	$ 105,040,753

* Agrees to the Duncan-Williams, Inc. Form X-17A-5

Duncan-Williams, Inc. and Subsidiaries

Consolidating Statement of Operations

For the Year Ended December 31, 2010

	Duncan-Williams, Inc.*	Pinnacle Brokerage Service, Inc.	Ofelia Capital, LLC	Eliminations	Consolidated Totals
Revenues					
Commissions earned	$ 153,228	$ -	$ -	$ -	$ 153,228
Commissions on listed options	18,678	-	-	-	18,678
Other commissions	56,103	-	-	-	56,103
From trading in debt securities	41,341,494	-	-	-	41,341,494
From all other trading	138,348	-	-	-	138,348
Profits or losses from underwriting	4,187,317	-	-	-	4,187,317
Margin interest	13,195	-	-	-	13,195
Sales of investment company shares	529,539	-	-	-	529,539
Fees for account supervision	720,539	-	-	-	720,539
Research services	438,656	-	-	-	438,656
Commodities loss	(1,008,559)	-	-	-	(1,008,559)
Other revenue related to securities	2,745,629	-	-	-	2,745,629
Other	144,510	8	38,552		183,070
Equity in losses of subsidiaries	(380,834)	-	-	380,834	-
	49,097,843	8	38,552	380,834	49,517,237
Expenses					
Registered representatives' compensation	31,662,876	-	-	-	31,662,876
Clerical and administrative employees' compensation	1,688,730	-	394,220	-	2,082,950
Stockholder compensation	981,825	-	-	-	981,825
Clearance paid to brokers	1,141,977	-	-	-	1,141,977
Communications	3,023,074	-	56,615	-	3,079,689
Occupancy and equipment rental	1,361,312	-	89,788	-	1,451,100
Promotional	1,703,485	-	26,372	-	1,729,857
Interest	890,440	-	-	-	890,440
Losses in error	11,236	-	-	-	11,236
Data processing costs	486,818	-	9,535	-	496,353
Regulatory fees	458,916	4,696	-	-	463,612
Other operating	1,428,216	371	33,779	-	1,462,366
	44,838,905	5,067	610,309	-	45,454,281
Income before federal and state income tax expense (benefit)	4,258,938	(5,059)	(571,757)	380,834	4,062,956
Federal and state income tax expense (benefit)	1,515,902	(1,700)	(194,282)	-	1,319,920
Net income (loss)	$ 2,743,036	$ (3,359)	$ (377,475)	$ 380,834	$ 2,743,036

* Agrees to the Duncan-Williams, Inc. Form X-17A-5

Duncan-Williams, Inc. and Subsidiaries

Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2010

Net capital:		
Total stockholders' equity		$ 28,345,667
Other credits and charges		313,800
Less deductions and charges to capital:		
Non-allowable assets	$ (5,037,783)	
Commodity futures proprietary charges	(56,500)	
Other deductions and/or charges	(13,627)	
Haircuts on securities	(2,695,361)	(7,803,271)
Net capital		$ 20,856,196
Aggregate indebtedness:		
Items included in statement of financial condition:		
Aggregate indebtedness as defined		$ 5,860,281
Total aggregate indebtedness		$ 5,860,281
Minimum required net capital		$ 390,686
Capital in excess of minimum requirement		$ 20,465,510
Ratio of aggregate indebtedness to net capital		.28 to 1

Duncan-Williams, Inc. and Subsidiaries

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2010

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	2,827
Total credit balances		2,827
		-
Total debit balances		-
Reserve computation:		
Excess total credits over total debits agreements	$	2,827
Required deposit at 105% of excess	$	2,968
Deposits held in reserve:		
Cash segregated for the benefit of customers as of December 31, 2010	$	185,043

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 at December 31, 2010.

Duncan-Williams, Inc. and Subsidiaries

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2010

1.	Customers' fully paid securities and excess margin securities not in the Respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date but for which the required action was not taken by Respondent within the time frames specified under Rule 15c3-3.)	$ -
	A. Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
	A. Number of items	-

Duncan-Williams, Inc. and Subsidiaries

Schedule IV

Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part IIA of Form X-17A-5

December 31, 2010

1. Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2010	$	5,860,281
Reconciling items		-
Aggregate indebtedness as computed on Schedule I	$	5,860,281
2. Net capital as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2010	$	20,856,196
Reconciling items		-
Net capital as computed on Schedule I	$	20,856,196

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Duncan-Williams, Inc. and Subsidiaries
Memphis, Tennessee

In planning and performing our audit of the consolidated financial statements of Duncan-Williams, Inc. and Subsidiaries (the "Company") as of and for the year ended December 31 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

999 S. Shady Grove Road, Suite 400
Memphis, TN 38120
Ph. 901.761.3000 Fx. 901.761.9667
www.dixon-hughes.com

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of the Company, the SEC, the National Association of Securities Dealers, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Memphis, Tennessee
February 22, 2011

Dixon Hughes PLLC

Duncan-Williams, Inc.

Independent Accountants' Report on Applying Agreed-Upon Procedures

December 31, 2010

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Accountants' Report on Applying Agreed-Upon Procedures

Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the period from January 1, 2010, to December 31, 2010, which were agreed to by Duncan-Williams, Inc. (the "Company"), and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures discussed below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries made to the general ledger and cancelled checks noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the monthly internal financial statements from January 1, 2010, to December 31, 2010, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments referred to in 3. above noting no differences; and

5. Company personnel informed us the Company was mailed a copy of their Form SIPC-7T for the year ended December 31, 2009, with a notation that $150 was an overpayment to be carried forward. We obtained a copy of that Form SIPC-7T from the Company and noted that

999 S. Shady Grove Road, Suite 400
Memphis, TN 38120
Ph. 901.761.3000 Fx. 901.761.9667
www.dixon-hughes.com

the Company applied $150 as an overpayment on the Company's Form SIPC-7 for the year ended December 31, 2010.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report and the attached copy of Form SIPC-7 is intended solely for the information and use of the specified parties listed above, for the purpose described in the first paragraph and is not intended to be and should not be used by anyone other than these specified parties.

January 29, 2011

Dixon Hughes PLLC

Duncan-Williams, Inc.

Independent Accountants' Report on Applying Agreed-Upon Procedures

December 31, 2010

Independent Accountants' Report on Applying Agreed-Upon Procedures

Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the period from January 1, 2010, to December 31, 2010, which were agreed to by Duncan-Williams, Inc. (the "Company"), and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures discussed below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries made to the general ledger and cancelled checks noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the monthly internal financial statements from January 1, 2010, to December 31, 2010, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments referred to in 3. above noting no differences; and

5. Company personnel informed us the Company was mailed a copy of their Form SIPC-7T for the year ended December 31, 2009, with a notation that $150 was an overpayment to be carried forward. We obtained a copy of that Form SIPC-7T from the Company and noted that

999 S. Shady Grove Road, Suite 400
Memphis, TN 38120
Ph. 901.761.3000 Fx. 901.761.9667
www.dixon-hughes.com

the Company applied $150 as an overpayment on the Company's Form SIPC-7 for the year ended December 31, 2010.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report and the attached copy of Form SIPC-7 is intended solely for the information and use of the specified parties listed above, for the purpose described in the first paragraph and is not intended to be and should not be used by anyone other than these specified parties.

January 29, 2011

Dixon Hughes PLLC